03 JAN 10 AM 8:25

Deutsche Bank

December 30, 2002

Michael Coco
Securities and Exchange Commission
Division of International Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03003066

Paul Martin
Vice President
Corporate Trust and Agency Services
Global Equity Services / Depositary Receipts
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Re: Brazil Realty SA - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Mr. Coco:

This letter and the attached documentation, as provided by Brazil Realty SA, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Brazil Realty. The SEC file number relating to such exemption is 82-4454.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have attached a SASE for this purpose.

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Attached:

- Results 3Q2002

1/14

Third Quarter Highlights

REAL ESTATE DEVELOPMENT SEGMENT

- In June 2002, Place Magnólia was launched. The luxury housing development will be constructed in the Cambuí district, in the city of Campinas. It has 32 units with an internal area of 105 sqm each, plus 4 duplex units. Brazil Realty's share is 25% in this project.

- In August, the Habitat Cambuí, a residential development with services, was launched in the same region of Cambuí district, in the city of Campinas. It has 112 units with an internal area of 48 sqm each. Brazil Realty's share is 25% in this project.

- In September, the Contemporâneo, a luxury residential development was launched. It will be constructed on the Coronel Oscar Porto Street, in Paraíso district, in the city of São Paulo. It has 66 units with an internal area of 150 sqm each, plus 2 duplex units. Brazil Realty's share is 55% in this project.

New Investments:

- On the Voluntários da Pátria Street, in the Santana district of the city of São Paulo, Brazil Realty acquired a 25% interest in a 5.432-sqm parcel of land.
- On the Sansão Alves Santos Street, in the Itáim Bibi district of the city of São Paulo, the company acquired a 56.25% interest in a 5.512-sqm parcel of land.
- On the Rua Joaquim Macedo, in the Morumbi district of the city of São Paulo, the company acquired a 25% interest in a 2.295-sqm parcel of land.

OFFICES

In the Office Buildings segment, the company continued the construction of buildings already underway: Faria Lima Financial Center, Corporate Park and JK Ave. 1203.

RECENT EVENT

A floor of the Brasilinvest office building was sold. This property is included in the total of five floors in inventory 100% allocated. This sale will contribute towards the next fiscal quarter results.

Brazil Realty Investor Relations :
Saulo de Tarso Alves de Lara
Saulo.lara@cyrela.com.br/http://www.brazilrealty.com.br

Operational Portfolio in 09/30/2002 - DEVELOPMENTS

DEVELOPMENTS (a)	Launched	Number of Units	Units sold on 3Q2002	Units sold (Accumulated)	% Built on 3Q2002	% Built (Accumulated)	B.Realty Stake
THE FIRST	JAN/97	209 (b)	1	208	0,0%	100%	25,00%
ITC	AUG/97	560	3	560	0,0%	100%	75,00%
CAESAR TOWERS IBIR.	MAR/98	206	0	202	0,0%	100%	75,00%
MELIÁ JARDIM EUROPA	MAY/98	322	0	322	0,0%	100%	100,00%
COMFORT SUITES OSCAR FREIRE	MAY/98	204	0	197	0,0%	100%	75,00%
BELA CINTRA L. STAY	FEB/99	334	2	333	0,4%	100%	22,50%
PIAZZA DELLO SPORT	APR/99	316	4	315	0,0%	100,0%	13,50% (c)
PLACE VENDÔME	MAY/99	42	0	42	5,3%	99,8%	75,00%
CLASSIQUE KLABIN	MAY/99	88	0	88	2,1%	99,9%	100,00%
WORLD CLASS L. STAY	JUN/99	276	2	276	5,5%	99,6%	55,50%
MELIÁ CAMPINAS	FEB/00	308	1	297	18,3%	73,5%	50,00%
HIPICA HOUSE	MAR/00	80	2	80	13,0%	88,1%	37,50%
CHATEAU DU PARC	MAR/00	42	0	41	10,2%	83,8%	50,00%
IPIRANGA PREMIUM	APR/00	208	11	198	15,6%	73,3%	50,00%
PERDIZES PROJECT	APR/00	88	6	88	11,6%	95,1%	75,00%
PERDIZES PRIVILEGE	JUL/00	42	1	42	9,7%	88,9%	75,00%
ABC IBIS E MERCURI	SEP/00	306	3	234	10,7%	28,6%	18,50%
CHATEAU DE TOCQUEVILLE	FEB/01	19	1	19	6,0%	16,4%	50,00%
LES JARDINS	MAY/01	192	24	174	11,6%	22,2%	25,00%
FLORES DO CAMPO	JUL/01	34	0	34	28,7%	48,8%	50,00%
HÍPICA BOULEVARD	JUL/01	33 (g)	1	28	8,8%	11,8%	33,25%
CAESAR B. BOTAFOGO (RJ)	JUL/01	110 (e)	0	110	7,7%	55,2%	28,50%
BOTAFOGO SPAZIO (RJ)	AUG/01	47 (f)	5	46	12,8%	31,8%	33,878%
PLACE DE LA CONCORDE (SP)	NOV/01	64	9	44	1,7%	3,8%	33,25%
VILLAGIO DE LA HIPICA (SP)	NOV/01	22 (h)	5	22	0,1%	2,0%	33,25%
HOME STAY PAULISTANO	SEP/01	187 (d)	15	187	4,6%	6,4%	48,75%
CHATEAU DE BLOIS	APR/02	27	3	11	1,0%	1,4%	23,75%
JARDIM DO PARQUE	MAY/02	84	10	50	0,0%	0,0%	17,00%
LAGAO PRIIVILEGE	MAY/02	18	2	5	0,8%	3,8%	28,50%
HABITAT URCA	MAY/02	75(i)	13	75	0,1%	3,1%	1,00%
CONTEMPORÂNEO	SEP/02	58(J)	14	14	0,0%	0,0%	55,00%
HABITAT CAMBUÍ	AUG/02	112	50	50	0,0%	0,0%	25,00%
PLACE MAGNOLIA	JUN/02	36	12	12	0,0%	0,0%	25,00%
CHATEAU DE BELCASTEL	MAY/02	23	3	7	0,9%	0,9%	48,75%
L'ESPACE	OCT/01	44	1	19	20,7%	38,3%	25,0%
VERT SUPREME	JAN/02	13	13	13	0,2%	1,7%	50,0%

(a) Does not include the following properties: **Mondrian, Le Grand Klabin, Royal Klabin, The World, Universe and The Excellence.** All the aforementioned properties were sold out and their construction was completed before the period.
(b) 11 of the 220 units were converted into area of common use and are not available for sale.
(c) Brazil Realty has 13,5% of Gross Sales.
(d) 63 of the 187 original units were exchanged for land.
(e) 7 of the 117 original units were exchanged for land.
(f) 1 of the 48 original units was exchanged for land.
(g) 9 of the 42 original units were exchanged for land.
(h) 6 of the 28 original units were exchanged for land.
(i) 37 of the 112 original units were exchanged for land.
(j) 10 of the 68 original units were exchanged for land.

BRAZIL REALTY - INVESTOR RELATIONS
Voice: (5511) 3040-2141
Fax: (5511) 3040-2171

Brazil Realty Investor Relations :
Saulo de Tarso Alves de Lara
Saulo.lara@cyrela.com.br/http://www.brazilrealty.com.br

Operational Portfolio in 09/30/2002 - LARGE SLABS

OFFICES	Acquisition Date	Total Area (sqm)	% Leased 09/30/02	Rent R$/sqm/month	B. Realty Stake
NOVA SÃO PAULO	DEC/94	12.485	70,4%	33,19	100,00%
COND. VERBO DIVINO	OCT/96	8.329	100%	34,47	100,00%
CENESP	OCT/97	2.844	100%	22,19	100,00%
BRASÍLIO MACHADO	JUN/97	10.585	89,1%	29,37	50,00%
BRASILINVEST	MAR/98	3.654	100%	37,80	100,00%
GARAGEM	APR/97	2.390	NA	7,10 (b)	100,00%
ABC OFFICE	SEP/98	5.572	100%	24,20	20,40%

OFFICES UNDER DEVELOPMENT	Acquisition Date	Land (sqm)	GLA (sqm)	Construction Completion	% Built (Accumulated)	B. Realty Stake
SÃO PAULO PLAZA (sold)	DEC/94	2.429	7.952	FEB/02	100%	100,00%
FARIA LIMA FIN. CENTER	OCT/97	6.914	27.242	NOV/02	86,1%	47,96%
CORPORATE PARK	JUL/99	4.510	17.219	NOV/02	81,2%	41,25%
FARIA LIMA SQUARE	MAY/01	4.825	18.000	APR/04	5,2%	12,544%
AV JK 1203	JUL/00	5.257	20.197	JAN/04	12,1%	53,92%

MALLS	Opening	GLA (sqm)	Stake (c)
ITM / CTI	JUN/96	5.185	36,41%
PAVILHÃO DE FEIRAS	JUL/98	39.245	36,41%
ABC PLAZA SHOPPING (with expansion) (d)	SEP/97	32.553	20,40%
AVENIDA INDUSTRIAL (JK)	NOV/99	23.543	34,00%

Land Inventory in 09/30/2002

LANDS	Acquisition Date	Area (sqm)	Use	B. Realty Stake
CANINDÉ (D2)	JUL/99	29.167	MIXED-USE	22,50%
MORGADO DE MATEUS	SEP/00	1.619	RESIDENTIAL	48,75%
ARAGUARI/GRAÚNA	SEP/00 – JUL/01	1.610	RESIDENTIAL	48,75%
JOAQUIM GOMES (Campinas – SP)	APR/00	1.062	RESIDENTIAL	50,00% (a)
NORTE E SUL (Campinas – SP)	APR/00	2.582	RESIDENTIAL	50,00% (a)
EMÍLIO RIBAS (Campinas – SP)	APR/00	1.642	RESIDENTIAL	50,00%
CARLOS KAYSEL (Campinas – SP)	JUN/00	1.400	RESIDENTIAL	50,00%
BARRETO LEME (Campinas – SP)	JUL/00	1.455	RESIDENTIAL	48,75%
JACU PÊSSEGO	JUL/97	48.400	SHOPPING MALL	100%
GEORGIA (Brooklin)	FEB/02	5.000	RESIDENTIAL	75%
PANAMBY (Lt 1)	MAR/02	11.374	RESIDENTIAL	60%
PANAMBY (Lt 3B)	MAR/02	5.722	RESIDENTIAL	60%
PANAMBY (Lt 3C)	MAY/02	5.722	RESIDENTIAL	60%
PANAMBY (Lt 23)	MAR/02	4.791	RESIDENTIAL	20%
AV DA AMÉRICAS - Galdeano (Rio de Janeiro)	APR/02	90.000	RESIDENTIAL	30%
VOLUNTÁRIOS DA PATRIA (São Paulo)	SET/02	5.432	RESIDENTIAL	25%
SANSAO ALVES SANTOS (São Paulo)	AGO/02	5.512	RESIDENTIAL	56,25%
JOAQUIM MACEDO (São Paulo)	SET/02	2.295	RESIDENTIAL	25%

(a) – The Company owns options to buy the properties.
(b) – Based on a R$ 17.000 per month flat rate rent.
(c) – Stake on the property. Brazil Realty has a 48,55% ownership interest in the controlling Investment Fund.
(d) – The expansion (phase 3) of the Shopping ABC was inaugurated in October 2001.

BRAZIL REALTY - INVESTOR RELATIONS
Voice: (5511) 3040-2141
Fax: (5511) 3040-2171

Brazil Realty Investor Relations :
Saulo de Tarso Alves de Lara
Saulo.lara@cyrela.com.br/http://www.brazilrealty.com.br

BRAZIL REALTY S.A.

Consolidated Financial Highlights
For the period ending 09/30/2002
(in thousands of Reais)

Historical data

INCOME STATEMENT	3Q02	3Q01	9M/02	9M/01	2001
Revenues from Sales of Properties	32.493	21.273	97.114	79.961	140.569
Revenues from Resales of Properties	3.048	-	3.066	13.618	2.488
Revenues from Rental Properties	4.401	4.321	12.974	12.961	17.674
Revenues from Entry Fees	6	5	9	46	1.001
Revenues from Services	344	1.237	1.066	2.674	3.354
Taxes and Cancellations	(1.584)	(3.492)	(3.883)	(5.884)	(10.953)
Total Revenues:	**38.708**	**23.344**	**110.346**	**103.376**	**154.133**
Total Costs	(15.302)	(12.068)	(47.088)	(51.999)	(79.708)
Gross Income	**23.406**	**11.276**	**63.258**	**51.377**	**74.425**
Marketing Expenses	(4.365)	(3.339)	(11.240)	(14.492)	(22.349)
Administrative Expenses	(222)	(3.241)	(8.841)	(10.051)	(13.148)
Operating Income (Loss)	**18.819**	**4.696**	**43.177**	**26.834**	**38.928**
Financial Revenues (Expenses), Net	(266)	388	(2.670)	2.841	(2.737)
Results from Investments in Real Estate	-	-	-	-	(191)
Other Expenses / Revenues	420	(179)	311	(340)	891
Pretax Income	**18.973**	**4.905**	**40.818**	**29.335**	**36.891**
Income Tax	(5.443)	(548)	(6.269)	(2.723)	(4.030)
Minority Shareholder's	(1.452)	(1.361)	(4.881)	(4.459)	(4.885)
Net Income	**12.078**	**2.996**	**29.668**	**22.153**	**27.976**

Balance Data Sheet	09/30/2002	09/30/2001	12/31/2001
Cash and Marketable Securities	119.009	93.485	83.197
Account Receivables	174.628	162.087	206.877
Inventory - Real Estate	175.452	73.360	121.348
Recoverable income tax	17.001	13.881	14.378
Project Costs	1.002	2.862	1.426
Deferred Taxes and Contributions	7.915	3.478	10.091
Advance	462	-	315
Investments in Real Estate	1.912	38.654	2.290
Property & Equipment - Shopping	36.185	39.255	33.290
Property & Equipment - Offices	36.068	43.681	40.419
Other Assets	4.687	2.580	922
Total Assets	**574.321**	**473.323**	**514.553**
Land and Properties	46.192	17.989	19.626
Control of Budgeted Cost Payable	55.456	59.109	69.091
Deferred Net Income	41.230	38.400	45.169
Loans Payable	90.884	61.981	56.209
Taxes Payable	5.740	2.084	5.982
Partner's Venture Accounts Payable	19.668	10.042	18.292
Dividends Payable	-	-	20.000
Deferred Taxes	8.842	1.515	7.797
Provision for contingencies	21.177	12.545	18.901
Minority Shareholder's	9.246	11.098	10.665
Other	10.551	7.816	7.154
Shareholder's Equity	265.335	250.744	235.667
Total Liabilities	**574.321**	**473.323**	**514.553**
Number of GDS	**79.781**	**79.781**	**79.781**
Earnings per GDS	**3,719**	**2,777**	**3,507**

Selected Ratios			
Book value per GDS	3,3258	3,1429	2,9539
EBITDA (000)	52.293	59.101	64.372
EBITDA per GDS	0,6555	0,7408	0,8069
EBITDA/Net Income	1,7626	2,6679	2,3010